UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ALMOST FAMILY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

020409108

(CUSIP Number)

December 31, 2015

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 020409108

(1)	Names of reporting persons Ira Sochet
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 253,006 (1)
(6) Shared voting power 0
(7) Sole dispositive power 253,006 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 253,006 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 2.6%
(12)	Type of reporting person (see instructions) IN

(1)	Consists of shares of common stock held by Ira Sochet Trust, over which the Reporting Person has sole voting and dispositive control, shares of common stock held by Sochet & Company, Inc., an entity owned and controlled by the Reporting Person, and shares of common stock held by TODAH LLC, a limited liability company owned by the Reporting Person and his children and over which the Reporting Person has sole voting and dispositive control.

Page 2 of 4 Pages

Item 1(a).	Name of Issuer

Almost Family, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

9510 Ornmsby Station Road, Suite 300

Louisville, Kentucky 40223

Item 2.	Name of Person Filing

Ira Sochet

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the Reporting Person’s principal business office is 121 14th Street, Belleaire Beach, Florida 33786.

Item 2(c).	Citizenship

United States.

Item 2(d).	Title of Class of Securities

Common Stock.

Item 2(e).	CUSIP No.

020409108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 253,006 shares of common stock. The shares of common stock beneficially owned by the Reporting Person includes shares of common stock held by Ira Sochet Trust, over which the Reporting Person has sole voting and dispositive control, shares of common stock held by Sochet & Company, Inc., an entity owned and controlled by the Reporting Person, and shares of common stock held by TODAH LLC, a limited liability company owned by the Reporting Person and his children and over which the Reporting Person has sole voting and dispositive control.

Page 3 of 4 Pages

Item 4(b).	Percent of Class: 2.6%.

Item 4(c).	Number of Shares as to Which the Reporting Person has:

(i)	Sole power to vote or to direct the vote	253,006
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	253,006
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016	/s/ Ira Sochet
Ira Sochet

Page 4 of 4 Pages